ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 23, 2013

Jessica Reece (617) 235.4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Amy Miller, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A for AllianzGI Money Market Fund

Dear Ms. Miller:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Trust’s preliminary proxy statement with respect to the AllianzGI Money Market Fund (the “Fund”), which was filed on Schedule 14A with the Commission on December 13, 2013 (the “Proxy Statement”). You provided your oral comments to Angela Borreggine regarding the Proxy Statement via telephone on December 20, 2013. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in a definitive proxy statement, which is also being filed today.

1.	Comment: Proposal 1A in the Proxy Statements proposes to amend the Fund’s fundamental investment restriction with respect to concentrating investments in an industry as follows:

The Fund will not purchase any security if, as a result, 25% or more of the Fund’s total assets (taken at current value) would be invested in a particular industry (for purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries), except as is consistent with applicable law from time to time and as follows: the Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments issued by: (i) U.S. banks, (ii) U.S. branches of foreign banks (in circumstances in which the Manager determines that the U.S. branches of foreign banks are subject to the same regulation as U.S. banks), (iii) foreign branches of U.S. banks (in circumstances in which the Manager determines that the Fund will have recourse to the U.S. bank for the obligations of the foreign branch), and (iv) foreign branches of foreign banks (to the extent that the Manager determines that the foreign branches of foreign banks are subject to the same or substantially similar regulations as U.S. banks).

Please remove subsection (iv) of the proposed fundamental investment restriction, which would permit the Fund to invest without limit in certificates of deposit and similar instruments issued by certain foreign branches of foreign banks, as it goes beyond the Staff’s interpretation in Footnote 25 to Guide 19 to Form N-1A prior to 1998.

Response: The noted fundamental investment restriction of the Fund is being amended to match changes to the identical fundamental investment policies of the State Street Money Market Portfolio (the “Master Portfolio”), in which the Fund invests substantially all of its assets. Accordingly, the Trust respectfully submits that it will continue to seek shareholder authorization to modify such fundamental investment restriction when, and if, the Master Portfolio modifies its corresponding fundamental investment restrictions.

2.	Comment: Please remove the disclosure in the third paragraph of the “Quorum, Adjournments and Methods of Tabulation” section of the Proxy Statement regarding “broker non-votes,” as broker non-votes apply only to routine items pursuant to Item 21 of Schedule 14A.

Response: The Trust will remove the noted disclosure.

* * * * *

Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Jessica L. Reece

Jessica L. Reece, Esq.

cc:	Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.